FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March 2006	Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
Mexico, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information

RECENT EVENTS

COCA-COLA FEMSA shareholders approve dividend for Ps. 694.3 million

Mexico City (March 8, 2006) - Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second largest Coca-Cola bottler in the world, held its Annual General Ordinary Shareholders Meeting and a Special Shareholders Meeting on March 8, 2006, at which shareholders approved the annual report presented by the Board of Directors, the consolidated financial statements for the year ended December 31, 2005, the declaration of the dividend for fiscal year 2005 and the composition of the Board of Directors for 2006 and at which Series “L” shareholders approved the non-cancellation of 98,684,857 Series “L” shares.

Shareholders approved the payment of a dividend in the amount of Ps. 694.3 million. The dividend will be paid on June 15, 2006 in the amount of Ps. 0.3760 for each ordinary share, equivalent to Ps. 3.76 per ADR.

Series “L” shareholders approved the non-cancellation of the 98,684,857 Series “L” shares (equivalent to approximately 9.86 million KOF ADRs) issued by resolution of the General Extraordinary Meeting carried out on December 20, 2002, thereby making these shares available to our Board of Directors. These shares were not subscribed by the Series “L” holders in the exercise of their preemptive rights at the price set by the General Extraordinary Meeting of U.S.$ 2.216 per share. These shares will be available to our Board of Directors for issuance in connection with future transactions and on terms and conditions determined by our Board of Directors at an issuance price of no less than U.S.$ 2.216 per share or its equivalent in Mexican currency.

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)

Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Julieta Naranjo
julieta.naranjo@kof.com.mx
(5255) 5081-5148

Oscar Garcia
oscar.garcia@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A. DE C.V.
(Registrant)

Date: March 08, 2006	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer